EXHIBIT 99.1

GameSquare Esports Reports Q1 2022 Financial Results

Revenue Grows to More Than USD$5.0 Million (C$6.5 Million)

May 30, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1; OTCQB: GMSQF) (“GameSquare”, “GameSquare Esports” or the “Company”), a gaming and esports company, today announced its results for the first quarter ended March 31, 2022 (all amounts in USD dollars, unless otherwise indicated). The Company has scheduled a conference call to discuss its Q1 FY2022 financial results and provide a business update on May 31, 2022, at 8:00 am ET. The Company has changed its presentation currency to USD to reflect its focus on pursuing business opportunities in the large and rapidly growing US gaming and esports market and that the majority of our revenue is expected to be in USD.

Q1 2022 Highlights

•	GameSquare reported revenue of $5,040,074 in the three months ended March 31, 2022, compared to $820,129 in Q1 2021;

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The Company's Agency services segment generated revenue of $2,994,212 (Europe $1,268,397 and North America $1,725,815) in the three months ended March 31, 2022, compared to $820,129 in Q1 2022. The Company’s Agency services segment represents its esports agencies, which generate revenue through talent management, influencer promotional fees and consulting;

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For the three months ended March 31, 2022, the Company's Teams segment generated revenue of $1,923,362. The Company did not report a Teams segment in Q1 2022. The Company’s Teams segment represents its esports teams, which generate revenue through sponsorship, prizes, and player related revenue;

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The Company launched Fourth Frame Studios on March 1, 2022, which generated $122,500 of revenue since its launch. Fourth Frame Studios creates bespoke content for major brands and esports organizations and is the sole contributor to the Content Production segment;

•	The Agency services segment generated gross profit of $882,626, the Teams segment generated a gross profit of $793,862, and Content production posted a gross profit loss of $31,287 in the three months ended March 31, 2022;

•	Generated a loss for the three months ended March 31, 2022, of $3,993,629. Excluding non-cash expenses, the Company would have reported a loss of $2,735,256;

•	Complexity Gaming signed sponsorship agreement with Arterra, a digital collectibles and NFT platform for esports and gaming;

•	Named award winning director and producer Oluwafemi “Femi” Okusanya, former VP of Content at FaZe Clan, as head of newly formed Fourth Frame Studios;

•	Dennis “Cloakzy” Lepore, a leading Battle Royale content creator and former professional Fortnite competitor with more than 7 million aggregate social followers, joined Complexity Gaming and GameSquare Esports;

•	Lenovo joined Complexity Gaming as lead sponsor with naming rights of the Lenovo Legion Esports Center in a multi-year agreement;

•	Grew aggregate social following and media network to more than 220 million.

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Subsequent Events

•	Increased 2022 revenue guidance to a range of $23.5 - $25 million (C$30 to C$32 million);

•	Announced a $3.0 million non-brokered private placement which includes new strategic long-term investors and closed the first tranche of C$2.8 million;

•	Entered LOI for a $5.0 million revolving credit facility, increasing access to more than $8.0 million of capital in addition to its current cash on hand;

•	Global football sensation and LA Galaxy striker, Javier “Chicharito” Hernández, joined Complexity Stars;

•	Expanded the Army MWR Partnership with a bigger Soldier Showdown tournament series; and

•	Announced that Dairy MAX had renewed tis sponsorship with Complexity Gaming and selected Gamesquare Esports as its Creative Agency for Gaming.

Management Commentary

"We continue to make excellent progress building a leading esports and gaming company. We exceeded our internal sales target for Q1 2022, and we are progressing well on our path to profitability,” said Justin Kenna, CEO of GameSquare. “Our sales pipeline is robust, and we continue to see significant growth in the number and size of RFPs for our agency businesses and sales activity within Complexity Gaming. We believe that the effect of operating leverage will become increasingly evident throughout 2022 as we have invested in the foundation necessary to support our rapid growth and become a profitable esports and gaming business.”

“We are adding new revenue generating opportunities throughout the business including TimTheTatman’s Tailgate 2-day gaming festival and the launch of Fourth Frame Studios, led by Oluwafemi “Femi” Okusanya. These are differentiating Gamesquare and attracting some of the most talented and recognizable professionals in gaming. We are focused on increasing our scale, while pursuing opportunities that require low capital investments and enhance margins. At the same time, we continue to optimize our expense structure. The Company has access to capital that will enable us to meet our business objectives without having to rely on additional equity financing in the near term. We believe that we have built a great platform, with great people doing great things and our audience of more than 220 million is leading to more brand opportunities as evidenced by Lenovo, Jack-in-the-Box, and Arterra Labs. The trends in esports point to growing engagement by global brands, and we believe the GameSquare family of companies are at the intersection of culture, commerce, and investment.”

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Financial Review

($ U.S. dollars)		Three months ended March 31, 2022		Three months ended February 28, 2021
				(Restated - Note 3)
Revenue	**$**	**5,040,074**		820,129
Cost of sales		**3,394,873**		726,744
Gross profit (Note 19)		**1,645,201**		93,385
Other income				
Interest and other income		**3,020**		335
Total other income		**3,020**		335
Expenses				
Salaries, consulting and management fees (Note 17)		**2,660,889**		411,308
Player compensation		**439,685**		-
Professional fees		**393,243**		39,361
General office expenses		**330,216**		57,877
Selling and marketing expenses		**282,438**		-
Travel expenses		**255,685**		205
Shareholder communications and filing fees		**21,321**		44,465
Interest expense		**90,105**		27
Foreign exchange loss		**3,896**		16,802
Change in provision for reclamation deposit		**-**		(75,119)
Share-based compensation (Note 14)		**500,143**		73,455
Amortization (Notes 6, 7 and 12)		**682,558**		96,904
Total expenses		**5,660,179**		665,285
Loss for the period before income taxes		**(4,011,958)**		(571,565)
Income tax (recovery)		**(18,329)**		(30,635)
Loss for the period		**(3,993,629)**		(540,930)
Other comprehensive loss				
Items that will subsequently be reclassified to operations:				
Foreign currency translation		**103,775**		154,078
Total comprehensive loss for the period	**$**	**(3,889,854)**	$	(386,852)
(Loss) profit for the period attributable to:				
Owners of the parent		**(4,007,347)**		(540,930)
Non-controlling interest		**13,718**		-
	$	**(3,993,629)**	$	(540,930)
Basic and diluted net loss per share	**$**	**(0.02)**	$	(0.01)
Weighted average number of common shares outstanding - basic and diluted		**244,381,900**		52,167,059

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Conference Call Details

CEO Justin Kenna and President and Chairman Kevin Wright are scheduled to host a conference call for the investment community to discuss the financial results for the three months ended March 31, 2022. Analysts and interested investors can join the call via the details below:

Date: Tuesday, May 31, 2022

Time: 8:00am ET

Webcast: http://services.choruscall.ca/links/gamesquare2022q1.html

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. GameSquare owns a portfolio of companies including Code Red Esports Ltd. (“Code Red”), an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming and its wholly owned subsidiary corporation, GCN, Inc. (“GCN”), a digital media company focusing on the gaming and esports audience based in Los Angeles, USA. The Company continues to seek to acquire additional strategic assets and entities serving the gaming and esports markets, and more broadly, in sports and entertainment.

Contact

For further information, please contact investor relations:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance, the Company’s ability to integrate and monetize its core asset portfolio, to accelerate its business objectives of revenue growth and profitability, to capitalize on the accelerating growth of esports audiences, to be a leader in bridging the gap between global brands and esports audiences, and to continue to build a pipeline of strategic acquisition targets in esports and sports and entertainment more broadly; the business and operations of the Company; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as factors discussed in the Company’s Management’s Discussion and Analysis for the period ended March 31, 2022, and annual report filed on Form 20-F for the fiscal year ended December 31, 2021, which are available on SEDAR at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks.  FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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